July 30, 2007

Larry Spirgel
Robert S. Littlepage, Jr.
Mail Stop 0407
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	MDC Partners Inc.
Form 10-K for Fiscal Year Ended December 31, 2006

Form 10-Q for Fiscal Quarters Ended March 31, 2007
File No. 1-13178

Dear Mr. Spirgel and Mr. Littlepage:

Further to the prior responses of MDC Partners Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance, which were set forth in your letter dated June 12, 2007 (the “June 12 Letter”) regarding the Company’s above-referenced filings, the Company has determined that, as outlined in the enclosed schedule, the results of operations and related assets and liabilities of Mono Advertising LLC ("Mono") are immaterial to the consolidated financial statements of MDC Partners Inc. The Company further acknowledges that a conclusion on the accounting treatment of Mono has not yet been reached. The Company also confirms and acknowledges that it will continue to monitor and assess its analysis and conclusion that the results of operations and related assets and liabilities of Mono are immaterial to the consolidated financial statements of MDC Partners Inc.

* * * * * * *

Mr. Larry Spirgel
Securities and Exchange Commission
July 30, 2007

Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1805; fax: (212) 937-4365), with a copy to Ethan Klingsberg (Cleary Gottlieb Steen & Hamilton LLP; fax: (212) 225-3999).

Very truly yours,

/s/ Michael Sabatino
Michael Sabatino
Chief Accounting Officer
MDC Partners Inc.
Enclosures

cc:	Melissa Hauber
Securities and Exchange Commission

Miles S. Nadal, Chairman and Chief Executive Officer
Mitchell Gendel, General Counsel
Members of the Audit Committee
MDC Partners Inc.

Joseph Klausner
BDO Seidman LLP

Ethan Klingsberg, Esq.
Cleary Gottlieb Steen & Hamilton LLP

MDC Partners Inc.
Materiality Analysis of Mono Advertising LLC
Amounts in (000's)

Statement of Operations:	Full year 2006				Full year 2007
	As Reported				Estimated Results
		Mono Advertising		Mono Advertising		Mono Advertising		Mono Advertising
	Consolidated Totals	Actual Results (1)		As a % of Totals	Consolidated Totals	Estimated Results		As a % of Totals

Revenue	$423,671	$1,244		0.29%	$531,867	$2,226		0.42%

Operating profit	13,286	12		0.09%	25,674	(257)		-1.00%

Equity in earnings (loss) of non-consolidated affiliates	168	(20)	(2)	11.90%	(123)	(192)	(2)	-156.10%

Minority interests	16,708	48		0.29%	23,129	(52)		-0.22%

Net loss	$(33,539)	$-	(3)	0.00%	$(11,775)	$-	(3)	0.00%

(1) Mono was consolidated effective July 1, 2006, prior to that carried on the equity basis.
(2) Included here to give pro-forma effect as if Mono had not been consolidated on July 1, 2006.
(3) No impact on net income

Balance Sheet:	As of December 31, 2006			As of March 31, 2007
	As Reported			As Reported
		Mono Advertising	Mono Advertising		Mono Advertising	Mono Advertising
	Consolidated Totals	Actual Results	As a % of Totals	Consolidated Totals	Estimated Results	As a % of Totals

Total Assets	$493,501	$739	0.15%	$504,393	$975	0.19%

Total Liabilities	$322,534	$391	0.12%	$338,693	$848	0.25%

Conclusion:
As shown above, the effect of consolidating of Mono Advertising, LLC ("Mono") as compared to the accounting for Mono on the equity method is immaterial to MDC's consolidated financial statements. In addition Equity in earnings (loss) of non-consolidated affiliates line item is not considered material to the total statement of operations of MDC, representing approximately 1% of operating profit in both 2006 and estimated 2007.